Monthly Performance Supplement (to Prospectus dated April 1, 2004)
             The date of this Prospectus Supplement is May 19, 2004


                                                             Filed pursuant to
                                                             Rule 424(b)(3)
                                                             File No. 333-113297


[LOGO]


                  DEARBORN CAPITAL
                  MANAGEMENT, L.L.C.

                                                         May 14, 2004


Dear Investor(s):


                            APRIL PERFORMANCE UPDATE

April performance was negative for the Grant Park Futures Fund. Detailed performance for the Fund and the individual traders follows below:


                                                                  2004      % OF
                                                 APRIL            YTD       FUND           TOTAL NAV        NAV/UNIT
   GRANT PARK FUTURES FUND A UNITS                -11.66%        -6.16%                     $53.2M         $1,120.473
   GRANT PARK FUTURES FUND B UNITS                -11.72%        -6.42%                     $122.8M        $1,007.468
   Rabar Market Research (Div)                    -17.50%        -8.01%        31%
   EMC Capital Management (Classic)               -11.28%        -7.07%        31%
   Eckhardt Trading (Global)                      -6.57%         -7.86%         8%
   Graham Capital Management (GDP)                -6.78%         -1.88%        30%

              ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES


April was a difficult trading month for trend trading and our portfolio of traders in particular. Major trends across several market sectors (which normally exhibit little correlation) reversed collectively as they were struck by three major fundamental factors. The first was surprisingly positive U.S. employment news. On the second day of the month it was announced that the U.S. economy added 308,000 new jobs during the month of March. Forecasts by economists were predicting an increase in the vicinity of 120,000. The workforce additions marked the biggest one-month increase in payrolls in four years. The second factor was the strength of the U.S. dollar, reflecting both a brightening U.S. economic outlook and the likelihood of a Federal Reserve rate hike occurring sooner than previously anticipated. Finally, the third factor was China's tightening of its monetary policy. The Chinese Central Bank raised its banking reserve requirements for the third time in nine months, amidst concerns that the torrid pace of economic growth would lead to excess capacity and inflation. With this action, the central bank is attempting to restrict and reduce bank lending, money supply growth, and potentially excessive rates of economic expansion. As a result of all of these factors, the Fund incurred losses during April in the following markets:

         U.S. AND EUROPEAN INTEREST RATE FUTURES: In response to the positive March labor report as noted above, U.S. fixed income products fell sharply causing losses to our long positions. In fact, within minutes of the report's release, 30-year bonds collapsed five full basis points and the entire yield curve followed suit. This was the biggest one-day drop in the history of the 30-year bond since the U.S. government began issuing these securities in 1977. Furthermore, a Department of Commerce report released in the second week of the month showed that durable goods orders jumped 3.4% in March, greatly outpacing the 0.7% anticipated rise. These factors combined to increase the likelihood of an earlier than anticipated hike in U.S. interest rates, which are currently at a four-decade low. European interest rate futures responded in kind as the possibility of a rate cut by the European Central Bank was expected to be postponed. Long positions suffered here as well amidst a widespread liquidation in long bond positions. By the end of the month, the Fund's positions were net short of both U.S. and European interest rates.

         METALS: Long positions in the metals markets suffered as precious and industrial metal prices plunged for a number of reasons. First, traders noted that higher interest rates would raise the costs of carrying physical inventories of metals. Second, the rally in the U.S. dollar made dollar-priced metals more expensive to non-U.S. buyers. Third, prices were also depressed by speculation that the Chinese central bank's new reserve requirements would eventually reduce Chinese demand for industrial metals. Silver for example, dropped $1.20 or 15% during the April 13th and 14th trading sessions. This was the largest two-day drop since October of 1987. At its April low, it was down 29% from the previous month-end close. Gold was down over 9% for the month, nickel prices finished down 20%, copper down 9%, zinc down 6% and aluminum was down 3%. Going in to the month of May, the Fund was short gold, copper, zinc and aluminum.

         GRAINS: The strong dollar and the Chinese central bank policy changes combined to put pressure on grain prices as well. In four days, corn declined 11%. On April 15th alone, corn fell 6%, its biggest one-day decline since April, 1996 and soybeans fell 50 cents, their biggest one-day decline since July 1988. Long positions in these markets suffered as a result.

         EQUITY INDICES: Equity indices around the globe rallied as positive economic news out of the U.S. sent global stock markets higher. Losses were incurred in short positions in the FTSE, Dax, Nasdaq and S&P 500. Furthermore, long positions in the Hang Seng liquidated due to concerns about higher borrowing costs and the re-emergence of SARS in China.

         Additional losses were incurred in Japanese yen trading. As the U.S. dollar rose, the yen declined. The drop also reflected the possibility that the Bank of Japan could resume selling the yen in order to protect Japanese exporters, a policy many had expected to cease following the end of the Japanese fiscal year last month.

Profits were generated in long positions in the energy sector. Prices rallied on OPEC's decision to lower output. Since October, OPEC has lowered its quotas by 7.5%, a key factor (along with growing Chinese demand) in driving oil prices higher. Moreover, its decision to limit crude supplies discouraged refiners from building up vital petroleum product inventories, which has left U.S. gasoline supplies too low in the face of high demand, producing record-high gasoline prices as well.

We would also like to notify you that we have updated our June 30, 2003 Prospectus and Subscription Agreement with a new prospectus and subscription agreement dated April 1, 2004.

Subscriptions for additional units must be submitted only on the new form. Please contact our offices to request a copy of the current Prospectus and Subscription Agreement.

Please also contact our backoffice at funds@dearborncapital.com if you would like access to our website. The website contains daily Fund performance as well as weekly and monthly Fund performance with commentary. Other Fund statistics and information are also included. Please specify a user ID and password on your request. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.


Sincerely,


/s/ Margaret Manning


Margaret Manning
Vice President

Enclosures


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
   FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL
                                   INVESTORS
           THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,
                          OFFERING BY PROSPECTUS ONLY

        PERFORMANCE HOTLINE: (312) 788-2272 OR TOLL FREE: (866) 516-1574
                   PERFORMANCE IS REPORTED ON A WEEKLY BASIS.
                        E-MAIL: FUNDS@DEARBORNCAPITAL.COM

                  GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
                                ACCOUNT STATEMENT
                       (PREPARED FROM BOOKS WITHOUT AUDIT)
                               FOR THE MONTH ENDED
                                 APRIL 30, 2004
STATEMENT OF INCOME
-------------------

                                              MONTH      YEAR TO DATE               MONTH      YEAR TO DATE
                                          (A UNITS)         (A UNITS)           (B UNITS)         (B UNITS)
                                            IN US $           IN US $             IN US $           IN US $
TRADING INCOME (LOSS):
----------------------
Realized Trading Income (Loss)          (3,818,802)         (347,205)         (8,814,266)       (2,474,599)
Change in Unrealized Income (Loss)      (2,926,286)       (2,387,310)         (6,754,229)       (6,687,469)
Brokerage Commissions                      (56,157)         (170,358)           (129,618)         (331,005)
Exchange, Clearing Fees and NFA charges     (4,987)          (16,376)            (11,510)          (31,790)
Other Trading Costs                        (12,745)          (12,953)            (29,417)          (29,811)
Change in Accrued Commissions                6,942          (20,431)              16,024           (28,798)
                                        ----------        ----------         -----------       -----------
NET TRADING INCOME (LOSS)               (6,812,035)       (2,954,633)        (15,723,016)       (9,583,472)
                                        ----------        ----------         -----------       -----------

OTHER INCOME:
-------------

Interest, U.S. Obligations                  31,499            47,017              72,703           100,226
Interest, Other                             20,355           103,194              46,982           193,175
                                        ----------        ----------         -----------       -----------
TOTAL INCOME (LOSS)                     (6,760,181)       (2,804,422)        (15,603,331)       (9,290,071)
                                        ----------        ----------         -----------       -----------
EXPENSES:
---------

Incentive Fees to Trading Managers               0           672,915                   0         1,033,809
Administrative Fees                         15,621            98,778              36,055           179,381
O&O Expenses                                 8,926            20,014              92,712           264,703
Brokerage Expenses                         285,637         1,017,417             679,889         1,941,156
Illinois Replacement Tax                   (40,973)           (6,431)            (94,570)          (40,797)
                                        ----------        ----------         -----------       -----------
TOTAL EXPENSES                             269,211         1,802,692             714,086         3,378,252
                                        ==========        ==========         ===========       ===========
NET INCOME (LOSS)                       (7,029,392)       (4,607,114)        (16,317,417)      (12,668,323)
                                        ----------        ----------         -----------       -----------

STATEMENT OF CHANGES IN NET ASSET VALUE
---------------------------------------

Beginning Balance                       49,991,593        33,412,619         103,179,973        34,005,423
Additions                               10,312,868        25,191,140          36,010,159       101,664,531
Net Income (Loss)                       (7,029,392)       (4,607,114)        (16,317,417)      (12,668,323)
Redemptions                                (29,856)         (751,432)           (104,375)         (233,291)
                                        ----------        ----------         -----------       -----------
BALANCE AT APRIL 30, 2004               53,245,213        53,245,213         122,768,340       122,768,340
                                        ----------        ----------         -----------       -----------
Total Units Held at End
  of The Period                                         47,520.34891                         121,858.32727
Net Asset Value Per Unit                                   1,120.473                             1,007.468
Rate of Return                              -11.66%            -6.16%             -11.72%            -6.42%

                   TO THE BEST OF MY KNOWLEDGE AND BELIEF THE
             INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.


                               /s/ David Kavanagh


               ---------------------------------------------------
                            DAVID KAVANAGH, PRESIDENT
                      FOR DEARBORN CAPITAL MANAGEMENT, LLC
         GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP